Exhibit (p)(31)

HS Management Partners, LLC

Code of Ethics

Most Recently Revised: August 15, 2023

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act and 17j-1 under the Investment Company Act, requires each registered investment adviser to establish, maintain and enforce a written code of ethics that contains, at a minimum, provisions regarding:

1.	A standard of business conduct required of supervised persons that reflects fiduciary obligations of the adviser and supervised persons;

2.	Compliance with all applicable Federal Securities Laws;

3.	Reporting and review of personal Securities transactions and holdings;

4.	Reporting of violations of the code; and

5.	Distribution of the code and any amendments to each supervised person and a written acknowledgment of their receipt.

Access Person - An “Access Person” is a Supervised Person who has access to nonpublic information regarding any client’s purchase or sale of securities, is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic. The Company’s directors, officers, and partners, as applicable, are presumed to be Access Persons. The Company considers all its employees to be Access Persons. Therefore, all employees are subject to the requirements of this Code of Ethics. Certain consultants, interns, and/or independent contractors hired or engaged by HSMP that have access to HSMP’s nonpublic securities recommendations may also be deemed to be an Access Person(s). Before hiring such parties, please seek the CCO’s guidance.

For the purposes of this Code, all Access Persons are Supervised Persons.

Policies and Procedures

Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws

HSMP and its Supervised Persons must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Supervised Persons must cooperate to the fullest extent reasonably requested by the CCO to enable (i) HSMP to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge their duties under the Manual.

Supervised Persons will act with competence, dignity, integrity, and in an ethical manner, when dealing with clients, the public, prospects, third-party service providers and fellow Supervised Persons. Supervised Persons must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting HSMP’s services, and engaging in other professional activities.

HSMP expects Supervised Persons to adhere to the highest standards with respect to any potential conflicts of interest with clients. As a fiduciary, HSMP must act in its clients’ best interests. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Supervised Persons are generally expected to discuss any perceived risks, or concerns about HSMP’s business practices, with their direct supervisor. However, if a Supervised Person is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by HSMP or its Supervised Persons could have severe negative consequences for HSMP, its clients, and its Supervised Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Supervised Persons, including people who were not involved in the problematic activities.

Supervised Persons must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics or the Federal Securities Laws to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the President/CEO on the matter. Any problems identified during the review will be addressed in ways that reflect HSMP’s fiduciary duty to its clients.

The Company’s senior executives will favorably view a Supervised Person’s identification of a material compliance issue. Retaliation against any Supervised Person who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a Supervised Person believes that he or she has been retaliated against, he or she should notify the President/CEO directly.

Violations of this Code, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, reporting to the Supervised Person’s supervisor, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Supervised Person to civil, regulatory or criminal sanctions. No Supervised Person will determine whether he or she committed a violation of the Code of Ethics or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Violation of the Code are reported to the RIC’s CCO and Board as outlined by the RICs policies and procedures pursuant to Rule 17j-1.

For the avoidance of doubt, nothing in this Manual prohibits Supervised Persons from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Supervised Persons do not need prior authorization from their supervisor, the CCO, management, or any other person or entity affiliated with HSMP to make any such reports or disclosures and do not need to notify HSMP that they have made such reports or disclosures. Additionally, nothing in this Manual prohibits a Supervised Person from recovering an award pursuant to a whistleblower program of a government agency or entity.

Distribution of the Code and Acknowledgement of Receipt

HSMP will distribute the Company’s Code, to each Supervised Person upon the commencement of employment, and upon any change to the Code or any material change to another portion of the compliance manual.

Supervised Persons must acknowledge that they have received, read, understood, and agree to comply with HSMP’s policies and procedures described in the compliance manual, including this Code of Ethics.

Supervised Persons should use the Employee Compliance solution within ComplianceAlpha to acknowledge that they have received, read, understood, and agree to comply with the Company’s policies and procedures described in the compliance manual, including this Code of Ethics.

Personal Securities Transactions

Supervised Person trades should be executed in a manner consistent with our fiduciary obligations to our clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Supervised Person trades must not be timed to precede orders placed for any client, nor should trading activity be so excessive as to conflict with the Supervised Person’s ability to fulfill daily job responsibilities.

In the event of a material change the Code of Ethics, the CCO shall inform each RIC’s CCO of such change.

Accounts Covered by the Policies and Procedures

HSMP’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Supervised Persons have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household, or non-clients over which Supervised Persons exercise investment discretion. Immediate family members include children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Supervised Persons to exclude accounts held personally or by immediate family members sharing the same household if the Supervised Person does not have any direct or indirect influence or control over the accounts, or if the Supervised Person can rebut the presumption of beneficial ownership over family members’ accounts. Supervised Persons should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

HSMP requires Supervised Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered under the Investment Company Act of 1940, other than investment companies advised or underwritten by HSMP or an affiliate;

•	Interests in 529 college savings plans; and

•

Shares issued by unit investment trusts that are invested exclusively in one or more open-end investment companies registered under the Investment Company Act of 1940, none of which are advised or underwritten by HSMP or an affiliate.

Exchange-traded funds, or ETFs and exchange traded notes, or ETNs, are somewhat similar to open-end registered investment companies. However, ETFs and ETNs are Reportable Securities and are subject to the reporting requirements contained in HSMP’s Personal Securities Transactions policy.

Any Supervised Person who wishes to purchase, acquire or sell any asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, virtual currencies, cryptocurrencies, digital “coins” or “tokens” (“Digital Assets”), should consult with the CCO as to whether such Digital Asset would be considered a Security, and specifically a “Digital Security”, for purposes of this policy. A Digital Asset is likely to be considered a Digital Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets.1 The CCO may use this framework, among other relevant SEC guidance, to determine whether a Digital Asset would be considered a Digital Security for the purposes of this policy. If the CCO determines that such Digital Asset should be considered a Digital Security, the Digital Asset will be considered a Reportable Security for purposes of this policy.

Pre-clearance Procedures

Supervised Persons must have written pre-clearance for all transactions involving IPOs or Private Placements before completing the transactions. HSMP may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. If clearance is granted for a specified period of time, the Supervised Person receiving the approval is responsible for ensuring that his or her trading is completed before the clearance’s expiration.

Supervised Persons should use the Employee Compliance solution within ComplianceAlpha to seek pre-clearance.

Case-by-Case Exceptions

Because no written policy can provide for every possible contingency, the CCO may consider granting additional exceptions from certain prohibitions on trading on a case-by-case basis. Any request for such consideration must be submitted by the Access Person in writing to the CCO. Exceptions are granted in those cases in which the CCO determines that granting the request creates no actual, potential, or apparent conflict of interest.

Pre-Clearance Focus List

Access Persons are prohibited from engaging in any transaction involving a Focus List security in a Reportable Security in any account in which the Access Person has any Beneficial Ownership unless the Access Person obtains pre-clearance for that transaction in advance of the transaction.

If pre-clearance is obtained, the approval is valid for the day on which it is granted and the immediately following business day. The CCO may revoke a pre-clearance any time after it is granted and before the transaction is executed. The CCO may deny or revoke pre-clearance for any reason.

The Company or its Employees may receive information that may be deemed to be Material Nonpublic Information. Consequently, the Company may choose to restrict personal trading in the security of a company or issuer by placing the company or issuer on a restricted list. Refer to the Company’s Insider Trading Policy in this manual for further information and requirements.

As noted above, transactions in private placements and initial public offerings are always prohibited, unless pre-clearance is obtained through the automated platform, ComplianceAlpha in advance of the transaction. Pre-clearance is obtained by completing and submitting a Personal Securities Trading Request through the ComplianceAlpha platform.

If pre-clearance is obtained, the Access Person shall act promptly, taking the necessary steps to effectuate the IPO, private placement investment, or other restricted transaction. The CCO may revoke a pre-clearance any time up until the Access Person has made a firm commitment to invest.

Restricted List

The Company has adopted a restricted list which includes companies and issuers in whose securities Associated Persons are prohibited from trading without first receiving written clearance from the CCO.

When a trading request is submitted, the CCO will check the trade request against the list(s) of restricted securities maintained by the Company. The trade request then is either approved or rejected depending on how the request compares with the restricted lists.

The CCO maintains the restricted list and will distribute the restricted list to Associated Persons when changes occur.

Issuers are placed on the restricted list due to one or more of the following reasons:

•	The issuer is a client, or an affiliate of a client of the Company;

•	One or more of the Company’s clients holds concentrated positions in securities of the issuer;

•	The Company or one or more of its Associated Persons has inside information about the issuer;

•	The CCO believes that trading in a specific company or issuer may present a conflict of interest to the Company or its clients.

Timing of Personal Transactions

When the Company is purchasing or selling or considering for purchase or sale a Reportable Security on behalf of a client account, no Access Person with knowledge of such Company’s purchase or sale may affect a transaction in the Reportable Security prior to the client purchase or sale having been executed, or until the Company’s decision has been made not to pursue the transaction. Access Persons are permitted to purchase or sell Reportable Securities as part of the Company’s aggregated orders. Other exceptions include trades as a result of an automatic investment plan, dividend reinvestments plans, and approved third party managed accounts.

Reporting

HSMP must collect information regarding the personal trading activities and holdings of all Supervised Persons. Supervised Persons must submit quarterly reports regarding Securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Supervised Persons must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Supervised Persons must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Reports regarding Securities transactions and newly opened accounts must be submitted to the CCO using, the Employee Compliance solution within ComplianceAlpha within 30 days of the end of each calendar quarter.

Supervised Persons should utilize the Employee Compliance solution within ComplianceAlpha to fulfill quarterly reporting obligations.

If a Supervised Person did not have a transactions or account openings to report, this should be indicated through the Employee Compliance solution within ComplianceAlpha within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Supervised Persons must periodically report the existence of an account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the Employee Compliance solution within ComplianceAlpha on or before February 14th of each year, and within 10 days of an individual first becoming a Supervised Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became a Supervised Person. Initial and annual holdings reports should be submitted using the Employee Compliance solution within ComplianceAlpha.

Initial and annual reports must disclose the existence of all accounts that hold Securities, even if none of those Securities fall within the definition of a “Reportable Security.”

If a Supervised Person does not have any holdings and/or accounts to report, this should be indicated using the Employee Compliance solution within ComplianceAlpha within 10 days of becoming a Supervised Person and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, a Supervised Person is not required to submit:

•	Quarterly reports for transactions effected pursuant to an Automatic Investment Plan; or

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Any reports with respect to Securities held in accounts over which the Supervised Person had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement and/or a written certification from the unaffiliated investment adviser and may provide Supervised Persons with the exact wording and a clear definition of “no direct or indirect influence or control” that the adviser consistently applies to all Supervised Persons. On a sample basis, the CCO may request reports on holdings and/or transactions made in the trust or discretionary account to identify transactions that would have been prohibited pursuant to HSMP’s Code, absent reliance on the reporting exception. Supervised Persons who claim they have no direct or indirect influence or control over an account are also required to request an exception using the Employee Compliance solution within ComplianceAlpha upon commencement of their employment and on an annual basis thereafter.

Reliance on this independent or separately managed account exception is conditioned on approval of the request through the Employee Compliance solution within ComplianceAlpha and other satisfactory documents (e.g., copy of advisory agreement, certification from adviser, etc.) as directed by the CCO.

Personal Trading and Holdings Reviews

HSMP’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Supervised Persons’ personal trading activities.

The CCO reviews reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior and compares Supervised Person trading with clients’ trades as necessary. Upon review of the report, the Code of Ethics module automatically records the date and time of the review, and the CCO records notes and/or identifies any items of interest for resolution. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

The CAO uses the Employee Compliance solution within ComplianceAlpha to monitor the CCO’s personal Securities transactions for compliance with the Personal Securities Transactions policies and procedures.

Disclosure of the Code of Ethics

HSMP describes its Code of Ethics in Part 2 of Form ADV and, upon request, furnish clients with a copy of the Code of Ethics. All Client requests for HSMP’s Code of Ethics should be directed to the CCO.

Insider Trading Policy

Definitions

Material Information. “Material Information” generally includes:

•	any information that a reasonable investor would likely consider important in making his or her investment decision; or

•	any information that is reasonably certain to have a substantial effect on the price of a company’s securities.

Examples of Material Information include the following: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.

Information provided by a company could be material because of its expected effect on a particular class of securities, all the company’s securities, the securities of another company, or the securities of several companies. The prohibition against misusing Material Nonpublic Information applies to all types of financial instruments including, but not limited to, stocks, bonds, warrants, options, futures, forwards, swaps, commercial paper, and government-issued securities. Material Information need not relate to a company’s business. For example, information about the contents of an upcoming newspaper column may affect the price of a security, and therefore be considered material.

Nonpublic Information. Information is “nonpublic” until it has been effectively communicated to the market and the market has had time to “absorb” the information. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation would be considered public.

Once information has been effectively distributed to the investing public, it is no longer nonpublic. However, the distribution of Material Nonpublic Information must occur through commonly recognized channels for the classification to change. In addition, there must be adequate time for the public to receive and digest the information. Nonpublic Information does not change to public information solely by selective dissemination. Examples of the ways in which Nonpublic Information might be transmitted include, but are not limited to in person, in writing, by telephone, during a presentation, by email, instant messaging, text message, or through social networking sites.

Supervised Persons must be aware that even where there is no expectation of confidentiality, a person may become an insider upon receiving Material Nonpublic Information.

Policies and Procedures

The purpose of these policies and procedures (the “Insider Trading Policies”) is to educate our Supervised Persons regarding insider trading, and to detect and prevent insider trading by any person associated with the Company. The term “insider trading” is not defined in the securities laws, but generally, it refers to the use of Material, Nonpublic Information to trade in securities or the communication of Material, Nonpublic Information to others.

Prohibited Use or Disclosure of Material Nonpublic Information

Supervised Persons are strictly forbidden from engaging in Insider Trading, either personally or on behalf of the Company or its clients.

In certain situations, depending on facts and circumstances, Material Nonpublic Information may also be received subject to a confidentiality agreement. The CCO must approve all written confidentiality agreements relating to the receipt of Material Nonpublic Information. Any disclosure or use of Material Nonpublic Information in violation of such an agreement is prohibited.

Supervised Persons may disclose Material Nonpublic Information only to the Company Supervised Persons and outside parties who have a valid business reason for receiving the information, and only in accordance with any confidentiality agreement or information barriers that apply.

Selective Disclosure

Nonpublic Information about the Company’s investment strategies and Fund holdings may not be shared with third parties except as is necessary to implement investment decisions and conduct other legitimate business. The dissemination of such information may be a violation of the fiduciary duty that the Company owes to its clients.

Receipt of Information

In certain instances, Supervised Persons of the Company may receive information that may be deemed to be Material Nonpublic Information. To the extent possible, Supervised Persons should seek pre-approval from the CCO prior to accessing such information. In all cases, Supervised Persons should immediately inform the CCO if they have or believe they have received Material Nonpublic Information.

If Supervised Persons have questions as to whether they are in possession of Material Nonpublic Information, they should contact the CCO immediately. The CCO will conduct research to determine if the information is likely to be considered material, and whether the information has been publicly disseminated. The CCO may also consult legal counsel.

Upon knowledge that any persons associated with the Company may have received unauthorized Material Nonpublic Information, the CCO will take immediate action to investigate the matter thoroughly. Where a Supervised Person may have received Material Nonpublic Information, the CCO will prepare a written memorandum describing the information, its source, and the date that the information was received. The CCO will determine what precautions may be appropriate to protect the improper dissemination or use of the information. The CCO will communicate restriction requirements to all Supervised Persons in writing immediately after determining the need for such additional measures.

Relationships with Potential Insiders

The concept of “insider” is broad, and includes all persons associated with a company. In addition, any person may be a temporary insider if she/he enters into a special, confidential relationship with a company in the conduct of a company’s affairs and as a result has access to information solely for the company’s purposes. Any person associated with the Adviser may become a temporary insider for a company it advises or for which it performs other services. Temporary insiders may also include the following: a company’s attorneys, accountants, consultants, bank-lending officers and the Supervised Persons of such organizations.

Third parties with whom the Company has a relationship, such as the Company’s analyst or researcher, may possess Material Nonpublic Information. Access to such information could come as a result of, among other things:

•	Being employed or previously employed by an issuer (or sitting on the issuer’s board of directors);

•	Working for an investment bank, consulting firm, supplier, or customer of an issuer;

•	Sitting on an issuer’s creditors committee;

•	Personal relationships with connected individuals; and

•	A spouse’s involvement in any of the preceding activities.

An Supervised Person may become a temporary insider for a company he or she advises. Temporary insiders may also include a company’s attorneys, accountants, consultants, or bank lending officers.

Individuals associated with a third party who have access to Material Nonpublic Information may have an incentive to disclose the information to the Company due to the potential for personal gain. Supervised Persons should be extremely cautious about investment recommendations, or information about issuers that they receive from third parties. Supervised Persons should inquire about the basis for any such recommendations or information and should consult with the CCO if there is any appearance that the recommendations or information are based on Material Nonpublic Information.

Rumors

Creating or passing rumors with the intent to manipulate securities prices or markets may violate the anti-fraud provisions of Federal Securities Laws. Such conduct is contradictory to the Company’s Code of Ethics, as well as the Company’s expectations regarding appropriate behavior of its Supervised Persons. Supervised Persons are prohibited from knowingly circulating rumors or sensational information with the intent to manipulate securities or markets.

This policy is not intended to discourage or prohibit appropriate communications between Supervised Persons of the Company and other market participants and trading counter parties.

Consult with the CCO if you have questions about the appropriateness of any communications.

Penalties for Insider Trading

The legal consequences for trading on or communicating Material, Nonpublic Information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he/she does not personally benefit from the violation. Penalties may include:

•	civil injunctions;

•	jail sentences;

•	revocation of applicable securities-related registrations and licenses;

•	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and

•	fines for the Supervised Person or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained, or loss avoided.